VIA E-MAIL
Katherine Wray
Attorney-Adviser
Office of Information Technologies and Services
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Gold Standard Mining Company
Amendment No. 2 to Registration Statement on Form S-1
Filed August 7, 2017
File No. 333-217635

Dear Ms. Wray:

Exhibits

1.
You do not appear to have responded to prior comment 5.  Please file a revised Escrow Agreement or revise your disclosure as necessary.  In this regard, in addition to the discrepancies noted in our prior comment, Section 8 of the Escrow Agreement filed as Exhibit 10.1 indicates that the company may extend the offering period to 360 days in the event that the minimum offering amount is not raised within 180 days, but disclosure in the prospectus states that the offering will not extend beyond 180 days.  Further, file the agreement in the proper searchable format, as provided by Rules 301 and 304 of Regulation S-T.

Revised exhibit attached.

Sincerely,

/s/ Kim D. Southworth
Kim D. Southworth, President
Gold Standard Mining Company

cc:           Rebekah Lindsey, Staff Accountant (via e-mail)
Kathleen Collins, Accounting Branch Chief (via e-mail)
Bernard Nolan, Attorney-Adviser (via e-mail)
Barbara C. Jacobs, Assistant Director (via e-mail)